FOR IMMEDIATE RELEASE

August 27, 2010
ADVANTEST CORPORATION
Haruo Matsuno, Representative Director, President & CEO
Stock Code Number: 6857, TSE first section
Ticker Symbol: ATE, NYSE

CONTACT:
Hiroshi Nakamura
Managing Executive Officer &
Senior Vice President, Corporate Administration Group
Phone: +81-(0)3-3214-7500

Notice Concerning Purchase of Treasury Stock from Shareholders
Opposed to Merger of Subsidiaries

Tokyo –August 27, 2010 – Advantest Corporation (the “Company”) merged its wholly-owned consolidated subsidiaries, Advantest Manufacturing, Inc. and Advantest Customer Support Corporation on July 1, 2010 after announcing our intention on April 27, 2010.
The Company received stock purchase requests from shareholders opposed to this merger in accordance with Article 797, Paragraph 1 of the Company Law, and therefore purchased treasury stock as described below.

1. Number of shareholders opposed to the merger	18 shareholders
2. Date of receipt of purchase request	June 17, 2010 ~ June 30, 2010
3. Number of shares requested to be purchased	5,447,922 shares of common stock
4. Number of shares purchased	5,447,922 shares of common stock
5. Value of purchase	10,263,885,048 yen
6. Date of purchase	August 27, 2010
7. Method of purchase	Off-market trading